Filed Pursuant to Rule 433

Registration No. 333-275976

April 15, 2026

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKİYE USD 2,000,000,000

6.375% NOTES DUE MAY 22, 2031

ISSUER:	The Republic of Türkiye

SECURITIES:	USD 2,000,000,000 6.375% Notes due May 22, 2031

PRICING DATE:	April 15, 2026

ISSUE FORMAT:	Global (SEC Registered) Offering

ISSUE SIZE:	USD 2,000,000,000

PRICE TO PUBLIC:	99.883%

TOTAL FEES:	USD 1,400,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 1,996,260,000

RE-OFFER YIELD:	6.400%

COUPON:	6.375%

MATURITY DATE:	May 22, 2031

SPREAD TO BENCHMARK US TREASURY:	250.3 bps

BENCHMARK US TREASURY:	UST 3.875% due March 31, 2031

BENCHMARK US TREASURY YIELD:	3.897%

DENOMINATIONS:	USD 200,000 / USD 1,000

INTEREST PAYMENT DATES:	November 22 and May 22, beginning with a long first coupon on November 22, 2026

CUSIP / ISIN:	900123 DV9 / US900123DV94

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Türkiye.

EXPECTED LISTING:	International Securities Market of the London Stock Exchange plc (the “ISM”). The ISM is not a United Kingdom regulated market for the purposes of Article 2(1)(13A) of Regulation (EU) No 600/2014 as it forms part of domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018.

LEAD-MANAGERS/ BOOKRUNNERS:	BofA Securities, Goldman Sachs International(B&D), ING, Morgan Stanley

SETTLEMENT DATE:	Expected April 22, 2026 (T+5) through the book-entry facilities of The Depository Trust Company

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free Merrill Lynch International at +44 (0)20 7995 3966, Goldman Sachs International at +1-866-471-2526, ING Bank N.V. at +1-877-446-4930 or Morgan Stanley & Co. International plc at +1-866-718-1649.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/869687/000119312526156677/d65249d424b5.htm

You should not reply to this announcement. Any reply email communications, including those you generate using the “Reply” function on your email software will be ignored or rejected.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.